UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                               September 23, 2009


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                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

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RESEARCH UPDATE

UPDATE ON TIMELINE FOR FORMAL FEEDBACK ON LIRAGLUTIDE FROM THE FDA

Novo Nordisk today announced that formal feedback from the United States Food and Drug Administration (FDA) regarding liraglutide, a once-daily human GLP-1 analogue, has been deferred until the fourth quarter of 2009. Novo Nordisk continues the constructive dialogue with the FDA regarding the regulatory process for liraglutide.

Novo Nordisk expects to provide an update on the regulatory process for liraglutide in connection with the announcement of the financial results for the first nine months of 2009, on 29 October 2009, if formal feedback is not received before then.

This update on the timeline for formal feedback on liraglutide from the FDA does not change Novo Nordisk's expectations for the company's financial results for 2009, which were provided on 6 August in connection with the release of the financial results for the first six months of 2009.

ABOUT LIRAGLUTIDE
Liraglutide is the first once-daily human Glucagon-Like Peptide-1 (GLP-1) analogue developed for the treatment of type 2 diabetes. Liraglutide works by stimulating the release of insulin only when glucose levels become too high and by inhibiting appetite. On 23 May 2008, Novo Nordisk submitted a New Drug Application to the Food and Drug Administration (FDA) in the US for the approval of liraglutide for the treatment of people with type 2 diabetes. In Europe, Novo Nordisk received marketing authorization for liraglutide under the brand name Victoza(R) on 3 July and Victoza(R) has subsequently been launched. A New Drug Application was also submitted for approval in Japan on 14 July 2008.

Novo Nordisk is a healthcare company and a world leader in diabetes care. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs more than 28,500 employees in 81 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.

Further information:

Media:                                  Investors:

Mike Rulis                              Mads Veggerby Lausten
Tel: (+45) 4442 3573                    Tel: (+45) 4443 7919
mike@novonordisk.com                    mlau@novonordisk.com

                                        Kasper Roseeuw Poulsen
                                        Tel: (+45) 4442 4471
                                        krop@novonordisk.com

In North America:                       In North America:
Sean Clements                           Hans Rommer
Tel: (+1) 609 514 8316                  Tel: (+1) 609 919 7937
secl@novonordisk.com                    hrmm@novonordisk.com

Company Announcement no 56 / 2009

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: September 23, 2009                      NOVO NORDISK A/S
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                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer